Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 000-21935

DIGITAS-MODEM MEDIA

Internal Public FAQ                                                          For All Employees: Digitas

Why are the companies doing this deal?

There is a strategic rationale for bringing our companies together. We both have been working on strategic plans to prepare our businesses for future growth. We complement each other well. We can scale clients, many of whom we share in common and whom we are able to better serve together. Together, we can deepen service to existing clients and create scale to serve additional clients in London and San Francisco by uniting our offices. Together, we accelerate our strategies for growth.

We see this as an opportunity to bring our complementary service offerings—interactive and database marketing—our incredible talent pools and our enviable client rosters together. We believe this will help both agencies service clients and grow more quickly. Both leadership teams are excited about this opportunity, and believe that our clients, our people and our shareholders are best supported into the future through it. We now have an opportunity to make our energies work for common benefit.

Our respective clients have seen benefit in our individual value propositions. With two value propositions, we believe we’re well served to deepen best practice and to create deeper success for our clients in the process.

The key benefits of the acquisition are clear:

■	Creates an industry leader in interactive and database marketing. Modem Media and Digitas are leaders in defining best-in-class database and interactive marketing capabilities. Together the companies offer an even stronger value proposition to clients, and, as a result, to shareholders and employees;

■	Creates scale with clients, whom the companies are able to better serve together. Provides added share of marketing budgets at key shared accounts including AOL, Delta Air Lines and General Motors; and, importantly, augments Digitas’ blue-chip roster of clients with a number of Fortune 500 companies representing key industry segments not currently served by Digitas;

■	Deepens service to existing clients in London and San Francisco, where both companies have important relationships and potential to grow. Combining the companies’ offices in these locations under Modem Media will also create the scale to serve additional clients in those regions;

■	Offers two distinct, yet complementary agencies, which will allow us to effectively address potential client conflicts in certain industries; and,

■	Allows us to gain greater operating efficiency.

Who will run the combined company?

The Modem Media offices will be led by their current managing directors: Michael de Kare-Silver in London; David Lynch in Norwalk; and, Scott Sorokin in San Francisco. The current leaders of the Digitas agency offices also will retain their leadership: Rob Cosinuke, Boston; Torrence Boone, Chicago; and, Joanne Zaiac, New York.

Digitas and Modem Media will be run as two separate agencies under the Digitas Inc. umbrella. The current Digitas offices in Boston, Chicago and New York will comprise the Digitas agency, which will be led by Laura Lang, President, Digitas Inc. A single London office, a single San Francisco office and the current Norwalk, Connecticut office will comprise Modem Media, which will be led by Martin Reidy, who currently heads the San Francisco office of Digitas.

Why are we running as two separate companies? Why are the London and San Francisco offices of Digitas becoming Modem Media offices?

One of the strengths of this merger is that both the Digitas and Modem Media brands have strong brand equity in the marketplace and solid reputations for client service, quality and results. There is great value in keeping both organizations. Further, there is future benefit to having two agencies to support strategic growth and to navigate any potential conflicts down the road in select industry categories. Combining the two agencies offices in London and San Francisco under Modem Media will deepen service to existing clients and creates the scale to serve additional clients in those regions.

What happens to the companies’ stock and does that affect my personal holdings of either Digitas or Modem Media?

Under the terms of the agreement, at the closing date each outstanding share of Modem Media common stock will be exchanged for .70 shares of Digitas common stock. All shares of Modem Media will become shares of Digitas. If you are currently a Digitas shareholder, there will be no change in how your shares are held.

What will happen to my company stock options?

If you hold Digitas stock options, nothing changes. When the companies merge, Modem options will become Digitas options. The rollover will be automatic (i.e., no further action on your part will be required) with options granted under every Modem plan other than Modem’s UK sub-plan. Each option exercisable into Modem common stock will be assumed by Digitas and become exercisable into Digitas common stock, with appropriate adjustments in the number of options and the exercise price based on the merger exchange ratio. Participants in the Modem’s UK sub-plan will be given the opportunity to agree to roll over their options. Note that if an optionee granted an option under the 2000 UK sub-plan does not consent to the rollover of his or her options, then that option will continue in Modem, which will be a wholly-owned subsidiary of Digitas and therefore, the optionee will not have a market to sell any shares acquired upon exercise. Optionees seeking to consent to the rollover will be able to do so via specially prepared documents that will be distributed later.

What will happen to my compensation and employee benefits?

Digitas believes strongly in providing a competitive total compensation program, including benefits. Digitas plans to maintain the total compensation and benefit levels (in the aggregate) for Modem employees who remain with the company. You will receive more information regarding health and welfare benefits in the future.

When will the merger close?

We expect the merger to close some time in the fourth quarter—that’s the period between October 1, 2004 and December 31, 2004.

What is the timeline for integrating the companies?

Following approval and close, we will focus at the outset on the integration of our London and San Francisco offices, which we anticipate completing within six months of the close date. Due to the confidential nature of this transaction, planning for integration could not begin until after we announced the transaction. We are forming an integration planning team which will develop a plan for combining the operations of the merged company. Some of you will be asked to support those planning activities.

What is integration planning?

The integration planning team—usually led by a working group with representatives of a cross-section of functions— will help form our understanding of each agency, its services, it clients and their needs, its capacities and its people so that we operate as strong and unified organization following the close of the merger.

Will the two companies cooperate to achieve efficiencies in both internal operations and client services before the merger is complete?

No. Federal law requires Digitas and Modem Media to act as independent and competitive businesses until the merger is done. As a result, although we will be developing a joint plan to integrate our operations, we will not be implementing it until the merger is complete.

How will we communicate important milestones or results of integration planning?

We anticipate creating a recurring e-newsletter that will be distributed to all colleagues in each organization.

Please describe Modem Media from a business and professional perspective?

Modem Media offers its clients a range of interactive marketing services that include strategic consulting and research, web site design, interactive advertising and promotions, e-mail marketing, search marketing and data collection and analysis. They are pioneers in their space, and over the past 17 years Modem Media have distinguished themselves through their thought leadership and numerous industry innovations, and they have been consistently recognized for their creative, effective and measurable solutions to their clients marketing needs. For these reasons, they have successfully established and maintained long-standing relationships with many of the world’s leading and most-respected companies.

Who are Modem Media’s clients?

Among Modem Media’s clients are AOL, IBM, Delta Air Lines, General Motors, Kraft, Sprint, Hewlett Packard and Michelin.

Please describe Digitas from a business and professional perspective?

Digitas designs, builds and runs marketing engines that drive customer acquisition, cross-sell, loyalty, affinity and care operations for world-leading marketers. Digitas offers marketing agency services (digital marketing, web and Internet Solutions, Live Channels and Promotions, and Creative) and strategy & enablement services (including Strategy & Analytics, and Marketing Data and Technology Enablement).

Like Modem Media, it is a dedicated group of pioneering professionals, who are client-focused, creative, strategic and analytic. They work hard and they play hard. The three pillars that brand the Digitas culture are: 1) Best Getting Better – meeting or or exceeding client expectations for quality and impact; 2) Experts Inspiring Experts – ensuring all employees can reach their full potential; and, 3) One with the Client – driving revenue and margin growth. This year, the Digitas team has been honored with the Adweek IQ Independent Agency of the Year honor, as well as numerous creative awards including four Cannes Lions, which were awarded last month in France.

Who are Digitas’ clients?

Digitas clients include American Express, AOL, AT&T, Delta Air Lines, and General Motors.

How many employees will our combined companies employ?

More than 1,500 employees at offices in Boston, Chicago, London, New York, Norwalk, Connecticut; and, San Francisco. About 2/3 of our employees will work for Digitas; nearly 1/3 for Modem Media; and a small group will work in administrative functions that support both agencies.

Who will be our competitors?

Collectively, we will compete with a number of interactive marketing and technology specialists, marketing strategy and business consulting firms, technology enablers, traditional direct marketers, and creative agencies.

Where do the “synergies” exist, and does this mean there will be job losses?

First, we will consolidate facilities in London and San Francisco, which means that we will capture—over time—certain cost reductions with respect to our operations and functions. We have not identified specific overlap, but we will continue to evaluate our future operations platform as we move ahead with the integration.

How will we handle overlapping clients or conflicts among clients?

There is neither overlap nor conflict among the majority of our client relationships. This is an important part of the companies’ combined value proposition. In some cases, we may be servicing clients within one agency that present potential conflicts with the other agency’s clients. We have thought diligently about this and we do expect that there will be some consolidation of certain relationships into one office or agency. In addition, in very limited cases, we may migrate a relationship from one office or agency to another to avoid any potential for conflict.

Over the next several days and during the next several weeks, the integration planning team will be working to support the specific teams that may be affected. And, potentially affected work teams can expect that their leaders and other senior leaders will host team meetings designed specifically to discuss plans going forward.

Is there a chance that I will have to move if I am part of one of these teams?

We believe our two organizations together present tremendous opportunities for flexibility, growth, and new challenges. There are some client roles that may move from office to another. However, it’s also likely that some client roles may not move even if a team associated with the client is relocated to a new physical office.

What if I want to move to another office or, after the merger, between agencies?

We expect there will be strong professional development and growth opportunities for all of us going forward. And, as a matter of practice, we expect to be flexible on the basis of client, office and organizational needs. You should work with local office leaders and human resources when exploring such opportunities.

What should I tell clients about today’s announcement?

We’ve been supporting relationship leaders at both Digitas and Modem Media to support their communication among client teams and with clients themselves. This is most important where we serve overlapping clients or where a client conflict within a single agency might exist. That said, you should check with your client team leaders before doing anything proactive to reach out to customers. We continue to operate as two separate companies until the time the merger closes, so we must exercise discretion in our conversations with clients.

At a high-level, our clients are our greatest asset. Our work will be driven by their needs in mind so that our agencies can affect the solutions that they need. For the vast majority of our clients, there is no functional change resulting from today’s announcement. There are a few clients that our relationship leaders and managers will be working with more specifically. If a client has specific questions about its relationship with either of our agencies, you should involve the senior leader of your team, and elevate any specific questions or concerns.

Why does it take so long to close this transaction?

As with all public companies, there are a series of regulatory and shareholder approval processes that both Digitas and Modem Media will need to execute separately.

Beyond the Town Hall or Team Meetings, where can I send additional questions?

You may email questions to questions@digitas.com. The most frequently-asked questions will become part of our e-newsletter going forward.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Milton will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Digitas and Modem Media will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.